October 29, 2018

Harald Gurvin
Chief Financial Officer
Ship Finance International Ltd
Par-la-Ville Place, 14 Par-la-Ville Road
Hamilton, HM 08, Bermuda

       Re: Ship Finance International LTD
           Form 20-F for the Year Ended December 31, 2017
           Filed March 26, 2018
           File No. 001-32199

Dear Mr. Gurvin:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Transportation and Leisure